SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 6)1

Grubb & Ellis Company
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

40009 52 0
(CUSIP Number)

C. Michael Kojaian c/o Kojaian Ventures, L.L.C. 39400 Woodward Avenue, Suite 250 Bloomfield Hills, Michigan 48304 Telephone (248) 644-7600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 4, 2005
(Date of Event Which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on the following pages)
(Page 1 of 8 Pages)

____________________
1          The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 40009 52 0	13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mike Kojaian

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

850,844

	8	SHARED VOTING POWER

723,840

	9	SOLE DISPOSITIVE POWER

850,844

	10	SHARED DISPOSITIVE POWER

723,840

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,574,684

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%*

14	TYPE OF REPORTING PERSON IN

* Based on 15,174,226 shares as determined by the Company to have been outstanding as of February 1, 2003.

CUSIP NO. 40009 52 0	13D	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) C. Michael Kojaian

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

850,842

	8	SHARED VOTING POWER

2,061,198

	9	SOLE DISPOSITIVE POWER

850,842

	10	SHARED DISPOSITIVE POWER

2,061,198

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,912,040

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.2%*

14	TYPE OF REPORTING PERSON IN

* Based on 15,174,226 shares as determined by the Company to have been outstanding as of February 1, 2003.

CUSIP NO. 40009 52 0	13D	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kojaian Holdings, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0

	8	SHARED VOTING POWER

723,840

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

723,840

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 723,840

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%*

14	TYPE OF REPORTING PERSON OO

* Based on 15,174,226 shares as determined by the Company to have been outstanding as of February 1, 2003.

CUSIP NO. 40009 52 0	13D	Page 5 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kojaian Ventures, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0

	8	SHARED VOTING POWER

1,337,358

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

1,337,358

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,337,358

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%*

14	TYPE OF REPORTING PERSON OO

* Based on 15,174,226 shares as determined by the Company to have been outstanding as of February 1, 2003.

CUSIP NO. 40009 52 0	13D	Page 6 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kojaian Ventures-MM, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0

	8	SHARED VOTING POWER

1,337,358

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

1,337,358

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,337,358

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%*

14	TYPE OF REPORTING PERSON CO

* Based on 15,174,226 shares as determined by the Company to have been outstanding as of February 1, 2003.

          This Amendment No. 6 to Schedule 13D is being filed on behalf of Mike Kojaian and Kojaian Holdings, L.L.C., a Michigan limited liability company ("KH"). This Amendment No. 6 amends in certain respects Amendment No. 1 to Schedule 13D filed by Mike Kojaian and C. Michael Kojaian on February 13, 2001 ("Amendment No. 1"), Amendment No. 2 to Schedule 13D filed by Mike Kojaian, C. Michael Kojaian, Kojaian Ventures, L.L.C., a Michigan limited liability company ("KV"), and Kojaian Ventures-MM, Inc., a Michigan corporation and managing member of KV ("KVMM")on April 19, 2002 ("Amendment No. 2"), Amendment No. 3 to Schedule 13D filed by Mike Kojaian, C. Michael Kojaian, KV and KVMM on May 16, 2002 ("Amendment No. 3"), and Amendment No. 4 to Schedule 13D filed by Mike Kojaian, C. Michael Kojaian, KV and KVMM on September 27, 2002 ("Amendment No. 4") and Amendment No. 5 to Schedule 13D filed by Mike Kojaian, C. Michael Kojaian, KH, KV, and KVMM on May 9, 2003 ("Amendment No. 5") (collectively the "Previous Filings"). All items not reported in this Amendment No. 6 are herein incorporated by reference from Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, and Amendment No. 5. To the extent any item is superseded by any later filing, the later filing is operative and controlling.

Item 2.	Identity and Background

          This Amendment No. 6 is being filed by C. Michael Kojaian, KVMM and KH (collectively, the "Reporting Persons"). Item 2 of the Previous Filings is here incorporated by reference.

Item 4.	Purpose of Transaction.

          Item 4 of the Previous Filing is here incorporated by reference.

          On December 30, 2004, Grubb & Ellis Company and KV entered into a Preferred Stock Exchange Agreement (the "Agreement"). Pursuant to the Agreement, KV has agreed to exchange 11,275 shares of Series A Preferred Stock for an identical number of Series A-1 Preferred Stock, subject to the terms and conditions of the Agreement. The closing of the transaction and the exchange of the Series A Preferred Stock for the identical number of Series A-1 Preferred Stock occurred on January 4, 2005.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

          Item 6 of the Previous Filings is here incorporated by reference.

          On December 30, 2004, Grubb & Ellis Company and KV entered into a Preferred Stock Exchange Agreement (the "Agreement"). Pursuant to the Agreement, KV has agreed to exchange 11,275 shares of Series A Preferred Stock for an identical number of Series A-1 Preferred Stock, subject to the terms and conditions of the Agreement. The closing of the transaction and the exchange of the Series A Preferred Stock for the identical number of Series A-1 Preferred Stock occurred on January 4, 2005.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	Preferred Stock Exchange Agreement dated as of December 30, 2004 by and between Grubb & Ellis Company and Kojaian Ventures, L.L.C.

Exhibit 2	Certificate of Designations, Numbers, Voting Powers, Preferences and Rights of Series A-1 Preferred Stock of Grubb & Ellis Company

SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2005	/s/ C. Michael Kojaian
C. Michael Kojaian

Dated: January 4, 2005	KOJAIAN HOLDINGS, L.L.C.

By Kojaian Management Corporation, its Sole Member

	By	/s/ C. Michael Kojaian
C. Michael Kojaian, its Executive Vice President

Dated: January 4, 2005	KOJAIAN VENTURES, L.L.C.

By Kojaian Ventures-MM, Inc., its Managing Member

	By	/s/ C. Michael Kojaian
C. Michael Kojaian, President

Dated: January 4, 2005	KOJAIAN VENTURES-MM, INC.

	By	/s/ C. Michael Kojaian
C. Michael Kojaian, President